FORM 11-K
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the Fiscal Year Ended December 31, 1996 OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

                     Commission File Number: 0-14209

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        First Bank Northwest 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        FirstBank Corp.
        920 Main Street
        Lewiston, Idaho  83501


THE PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"). IN ACCORDANCE WITH ITEM NO. 4 OF REQUIRED INFORMATION, THE PLAN FINANCIAL STATEMENTS AND SCHEDULES ATTACHED HERETO ARE PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

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                      First Bank Northwest 401(k) Profit Sharing Plan

                             Balance Sheet*

                                                   At                 At
                                           January 1, 1996   December 31, 1996
                                           ---------------   -----------------
Assets
Cash. . . . . . . . . . . . . . . . .              0                    0
Receivables . . . . . . . . . . . . .         66,603               68,882
Investments . . . . . . . . . . . . .             --                   --
  U.S. Government securities. . . . .              0                    0
  Corporate debt and equity
   instruments. . . . . . . . . . . .        150,647              698,040
  Real estate and mortgages (other
   than to participants). . . . . . .             --                   --
  Loan to participants:
    Mortgages . . . . . . . . . . . .             --                   --
    Other . . . . . . . . . . . . . .             --                   --
  Other . . . . . . . . . . . . . . .         62,643              267,600
  Total investments . . . . . . . . .        213,290              965,649
Buildings and other property used
 in plan operations . . . . . . . . .             --                   --
Other assets. . . . . . . . . . . . .             --                   --
Total assets. . . . . . . . . . . . .        279,693            1,034,531

Liabilities
Payables. . . . . . . . . . . . . . .             --                  678
Acquisitions indebtedness . . . . . .             --                   --
Other liabilities . . . . . . . . . .             --                   --
Total liabilities . . . . . . . . . .             --                  678
Net assets. . . . . . . . . . . . . .        279,893            1,033,853

* Prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, applicable to plans with fewer than 100 participants.

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                              First Bank Northwest 401(k) Profit Sharing Plan

                                    Statement of Income*


                                                   At                 At
                                           January 1, 1996   December 31, 1996
                                           ---------------   -----------------

Income
Contributions received or receivable
 in cash from:
 Employer(s) (including contributions
  on behalf of self-employed
   individuals) . . . . . . . . . . .        235,184                   --
  Employees . . . . . . . . . . . . .             --                   --
  Other . . . . . . . . . . . . . . .        479,598                   --
Total . . . . . . . . . . . . . . . .        714,782                   --
Noncash contributions . . . . . . . .             --              714,782
Earnings from investments (interest,
 dividends, rents, royalties) . . . .             --               28,892
Net realized gain (loss) on sale
 or exchange of assets. . . . . . . .             --               14,163
Other income (specify). . . . . . . .             --                   --
Total income. . . . . . . . . . . . .             --              757,837

Expenses
Distribution of benefits and
 payments to provide benefits:
  Directly to participants. . . . . .          3,877                   --
  Other . . . . . . . . . . . . . . .             --                   --
  Total distribution of benefits
   and payment to provide benefits. .             --                3,877
Administration expense (salaries,
 fees, commissions, insurance
 premiums). . . . . . . . . . . . . .             --                   --
Other expenses (specify). . . . . . .             --                   --
Total expenses. . . . . . . . . . . .             --                3,877
Net income (loss) . . . . . . . . . .             --              753,960

* Prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, applicable to plans with fewer than 100 participants.

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                                 SIGNATURE

        The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             First Bank Northwest 401(k) Profit Sharing Plan


Date: July 1, 1997           By: /s/ Clyde E. Conklin
                                 --------------------------------------
                                 Clyde E. Conklin
                                 President and Chief Executive Officer

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